{Letterhead of PROSKAUER ROSE LLP}

November 22, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Dress Barn, Inc. Post-Effective Amendment to Form S-1 Filed October 27, 2006 File No. 333-124512

Ladies and Gentlemen:

Dress Barn, Inc. (the “Company”) will file a Post-Effective Amendment No. 4 to its Form S-1 Registration Statement on Form S-3 and a Form 10-K/A amending its Form 10-K for the fiscal year ended July 29, 2006, subject to the Staff’s review and agreement of the intended changes set forth herein, reflecting the Company’s responses to the Staff’s comment letter, dated November 14, 2006. Each of the Staff’s comments is set forth below in bold and italics and following such comment is the Company’s response thereto.

Incorporation by Reference, page 61

1. Please revise to list all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your annual report incorporated. Refer to Item 12(a)(2) of Form S-3.

All reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Company’s most recent Annual Report on Form 10-K will be listed in Amendment No. 4 under “Incorporation By Reference.”

Form 10-K for Fiscal Year Ended July 29, 2006

Controls and Procedures, page 30

2. We note your statement that "There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

The Company will file a Form 10-K/A to amend subparagraph (a) of Item 9A to include the requested disclosure.

3. We note that you state that your disclosure controls and procedures were effective in alerting management on a timely basis to material information required to be included in reports filed or submitted under the Exchange Act. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

The Company will file a Form 10-K/A to amend subparagraph (a) of Item 9A to include the requested disclosure.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Cash and Cash Equivalents, Page F-8

4. Please tell us your basis in GAAP for classifying receivables related to credit card purchases as cash equivalents. Refer to paragraphs 8 and 9 of SFAS 95. Please also tell us the amounts of credit card receivables classified as cash equivalents for each period presented.

The Company’s accounting policy provides that amounts in-transit from banks and the Company’s credit card processor for customer credit card, debit card and EBT transactions are considered cash equivalents and are therefore classified as “cash and cash equivalents” in the Company’s consolidated balance sheet. This policy is disclosed in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements. These amounts are processed by banks and credit card processors within one to three days after the transaction occurs, with the amount of the payment fixed at that time with no risk of loss.

The Company believes that this accounting policy is consistent with the concepts outlined in SFAS 95, which defines cash equivalents as “short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash; and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates”. The Company does not believe that it is exposed to valuation risks (such as customer credit risk) because authorization for these transactions is obtained from the banks at the point of sale to the customer. Consequently, these amounts are readily convertible to a known amount of cash at that time. Furthermore, the time frame of one to three days presents virtually no risk to changes in value.

The credit card receivable amounts that were in-transit were $10.6 million and $9.6 million at July 29, 2006 and July 30, 2005, respectively, have been classified and included in the “cash and cash equivalents” balance in the Company’s consolidated balance sheets and statements of cash flows.

Note 5. Long Term Debt, page F-15

5. With regards to the 2.50% Convertible Senior Notes issued in December of 2004, please tell us whether you accounted for the convertible debt and the conversion spread feature as a combined instrument or whether the conversion spread feature was bifurcated and accounted for as a derivative instrument. If the conversion spread feature was not bifurcated and accounted for as a derivative instrument, please tell us why the feature meets each of the criteria in EITF 00-19. Please refer to EITF 90-19 and EITF 03-7.

In connection with its 2.50% Convertible Senior Notes issued in December 2004 (the “Notes”), the Company evaluated whether the conversion spread (net share provision) would be considered a freestanding instrument that would potentially be subject to Statement of Financial Accounting Standards (SFAS) No. 150 , “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. Since the net share provision is not entered into separately and it is not legally detachable, the Company concluded that it does not qualify as a freestanding instrument and, therefore, the Company accounts for the convertible debt conversion spread feature as a combined instrument.

The Company then assessed whether or not the net share provision represented an embedded derivative that should be bifurcated and accounted for separately under paragraph 12 of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which states:

12. … An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

  a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract .

  b. The contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

  c. A separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of this Statement. However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.

The Company determined that the net share provision satisfies the separation criteria in paragraphs 12.a and b above, as it is not “clearly and closely related” to the debt host contract, and the debt host contract is not otherwise accounted for at fair value with changes in fair value reported in earnings. However, the net share provision does not satisfy the separation criterion in paragraph 12.c because, if it were bifurcated, it would not be considered a derivative. In reaching this conclusion, the Company determined that, had it been a freestanding instrument, the net share provision would be classified as equity and therefore exempted from derivative classification under paragraph 11 of SFAS 133.

The Company then analyzed EITF 90-19 “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion” and determined that the Notes met the criteria of Instrument C. The definition of Instrument C in EITF 90-19 is as “Upon conversion, the issuer must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock.” The amount of the Notes accrued to the benefit of the holder, exclusive of the conversion spread ($115 million), is required to be paid in cash, while, under most circumstances, the conversion spread must be paid in stock. The only circumstance under which the conversion spread might not be settled in stock would be if certain designated events (generally a change in control) occurred and the Company’s stock was converted into cash or another security, in which case the conversion spread would be payable in cash or such other security. Thus, the Company believes that based upon the terms of the Notes, that these Notes meet the definition of Instrument C in EITF 90-19.

Instrument C treatment refers to paragraphs 12 through 32 of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. In determining that the net share provision would have been classified as equity, if bifurcated, the Company applied EITF 00-19. The Company evaluated the net share provision under the requirements of paragraph 8 of EITF 00-19 (general share settlement characteristics of an equity instrument) and paragraphs 12 through 32 (additional conditions for equity classification). The Company concluded that the net share provision met all requirements in those paragraphs of EITF 00-19 for “hypothetical” classification as equity as detailed below and that the Notes did not contain any features which would need to be bifurcated and accounted for under SFAS 133.

The table below details how the Company determined that the conversion option met the criteria of paragraphs 12 through 32 of EITF 00-19:

EITF 00-19 Criteria	Dressbarn Analysis

The contract permits the company to settle in unregistered shares.
Met. The conversion option does not require the delivery of registered shares to satisfy the conversion option. Further, the delivery of unregistered shares upon conversion would be exempt under Section 3(a)(9) of the Securities Act.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
Met. The Company has sufficient authorized and unissued shares available.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	Met. The Indenture has a share settlement cap.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	Met. The Indenture contains no such provisions.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
Met. The Indenture contains no such provisions.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	Met. The Indenture does not require net cash settlement in those circumstances.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
Met. No creditors’ rights are specifically attributable to the conversion option, and if the Notes are converted, the shares issued contain no rights apart from those held by any of the Company’s other shareholders.

There is no requirement in the contract to post collateral at any point or for any reason.	Met. The Indenture contains no such provisions.

In addition, the guidance of EITF 03-7 “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19)” paragraph 4 states “The Task Force also observed that the requirements of paragraphs 12-32 of Issue 00-19 apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133, because the features of Instrument C are sufficiently different from conventional convertible debt, paragraphs 12-32 of Issue 00-19 should be applied in determining whether the conversion feature meets the criteria for classification as permanent equity. If the conversion feature does not meet those criteria, Instrument C should be bifurcated by the issuer and the bifurcated derivative (that is, the conversion feature) should be marked to market under the provisions of Statement 133.” Based on this guidance, the Company determined that the conversion feature in its Notes is permanent equity and thereby excluded from the scope of Statement 133, which is consistent with the Company’s analysis above.

The Company will apply the guidance in Paragraph 7 of EITF 03-7 as it relates to the settlement of the Notes, since, as previously noted, the Notes met the characteristics of Instrument C in Issue 90-19. The accounting treatment specified in Paragraph 7, which the Company will apply upon settlement of the Notes, states “only the cash payment should be considered in the computation of gain or loss on extinguishment of the recognized liability. That is, any shares transferred to settle the embedded equity instrument (referred to as the excess conversion spread in Issue 90-19) would not be considered in the settlement of the debt component.”

Note 7. Earnings Per Share, page F-17

6. Please tell us how you computed the number of additional shares related to the dilutive effect of the convertible senior notes and why your computation complies with the guidance related to Instrument C in EITF 90-19 and EITF 04-8. Please also tell us how you treated restricted stock awards in your computations of basic and fully diluted earnings per share.

The Company utilizes the guidance in EITF 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which states contingently convertible instruments should be included in diluted earnings per share (“EPS”) and EITF 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion”, which provides examples of such instruments. The Company’s Notes contain embedded conversion features that are contingently convertible or exercisable based on a market price trigger. Per example 2 shown in EITF 04-8, a convertible security that is settled in cash and stock must be computed in accordance with EITF 90-19. The provisions in the indenture for the Notes (the “Indenture”) meet the definition of instrument C in EITF 90-19, since upon conversion the Company must satisfy the accreted value of the obligation in cash and may satisfy the conversion spread (the excess of the conversion value over the accreted value) either in cash or in stock. As specified in EITF 90-19, Issue 3, the Company does not use the if-converted method to determine the EPS implication of the instrument. There is no adjustment to the numerator in the EPS computation for the cash-settled portion of Instrument C, because that portion of the instrument will always be settled in cash as specified in the Indenture. As a result there is no adjustment to the numerator and only the shares relating to the conversion spread are added to the denominator for the calculation of diluted EPS.

Under the above method of calculating diluted EPS, the common shares included in the denominator related to the Notes would be calculated as the net shares issuable using an average market price for the period based on the conversion formula specified in the Indenture.

To compute the number of additional shares related to the dilutive effect of the Notes the Company follows the guidance of EITF 04-8, “Example 2-Instrument C in Issue 90-19 with a market price trigger” as follows:

•	The Company first compares the average closing price of its common stock (“average share price”) to the conversion price as specified in the Indenture ($10.51 or the “conversion price”) to determine:

a) if the impact of conversion is dilutive (average share price is greater than the conversion price) and

b) if it is dilutive, the excess conversion spread per Note (which is the excess of the average share price over the conversion price).

•	The excess conversion spread is multiplied by the number of Notes outstanding (115,000 Notes, each in the principal amount of $1,000) to determine the total excess conversion value.

•	The excess conversion value is divided by average share price. This is the number of additional shares that is added to the Company’s diluted EPS computation.

Please also tell us how you treated restricted stock awards in your computations of basic and fully diluted earnings per share.

The Company issues common shares to its associates upon the granting of the restricted share award and these shares are included in the common shares outstanding.

To calculate its basic EPS, the Company had relied on Paragraph 8 of SFAS 128 (“Earnings per Share (as amended)”), “Basic Earnings per Share”, which states “Basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period shall be weighted for the portion of the period that they were outstanding“.

However, paragraph 10 of SFAS 128 states “Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares.” The Company’s restricted shares were contingently issuable, and since the Company included all issued and outstanding shares in its basic EPS calculations, it has been inadvertently including these contingently issuable shares in its basic EPS denominator. Based on the insignificant number of restricted stock grants, the impact of including such contingently issuable shares in its basic EPS calculations is immaterial, with the highest impact in any period presented being $.003 per share. The Company will apply the proper method in its future financial statements and in all future filings with the SEC.

The Company’s calculation of diluted earnings per share includes the contingently issuable shares per paragraph 20 of SFAS 128, which states “Such share-based awards shall be considered to be outstanding as of the grant date for purposes of computing diluted EPS even though their exercise may be contingent upon vesting. Those share-based awards are included in the diluted EPS computation even if the employee may not receive (or be able to sell) the stock until some future date. Accordingly, all shares to be issued shall be included in computing diluted EPS if the effect is dilutive.”

The dilutive impact of the contingently issuable shares is calculated using the treasury stock method as prescribed later in paragraph 20 of SFAS 128 ”The dilutive effect of share-based compensation arrangements shall be computed using the treasury stock method. If the equity share options or other equity instruments are outstanding for only part of a period, the shares issuable shall be weighted to reflect the portion of the period during which the equity instruments were outstanding.” The Company inadvertently included all contingently issuable shares in its dilutive EPS denominator rather than using the prescribed treasury stock method. Based on the insignificant number of restricted stock grants, the impact of not using the treasury stock method for these contingently issuable shares in its diluted EPS calculations is immaterial, with the highest impact in any period presented less than $.001 per share. The Company will apply the proper method in its future financial statements and in all future filings with the SEC.

The Company would very much like to have the Post-Effective Amendment No. 4 to its Form S-1 Registration Statement on Form S-3 declared effective as soon as practicable. The cooperation of the Staff in this regard would be greatly appreciated.

If you have any questions or comments or require further information, please call David Bell at (212) 969-3982 or the undersigned at (212) 969-3375.

Very truly yours,

/S/ HENRY O. SMITH III
Henry O. Smith III

cc:
Dress Barn, Inc.
David R. Jaffe, President and CEO
Armand Correia, SVP and CFO
Gene Wexler, SVP and General Counsel
Reid Hackney, VP, Finance and Corporate Controller

Proskauer Rose LLP
Steven Kirshenbaum
David Bell